Rule 424(b)(3)
                                                  Registration No. 333-121067


PRICING SUPPLEMENT NO. 30/A dated September 12, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                      52517PB59

ISIN:                           US52517PB592

Specified Currency:             Principal:      U.S. Dollars
                                Interest:       U.S. Dollars

Principal Amount:               $2,000,000

                                Total              Per Note
Issue Price:                    $2,000,000         100%
Agent's Commission:             $        0           0%
Proceeds to Lehman
   Brothers Holdings:           $2,000,000         100%

The Notes will be issued in an aggregate principal amount of $2,000,000 and will be a further issuance of, and will form a single tranche with, the $28,000,000 aggregate principal amount of Medium-Term Notes, Series H, due September 23, 2020, that Lehman Brothers Holdings will issue on September 23, 2005. The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $30,000,000.

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:                          Lehman Brothers

Agent's Capacity:               [X ]  As principal         [  ]  As agent

Issue Date:                     September 23, 2005

Stated Maturity Date:           September 23, 2020, subject to Optional
                                Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day.

Date From Which Interest
   Accrues:                     [X ]  Issue Date
                                [  ]  Other: _____________


[  ]   Fixed Rate Note

       Interest Rate per Annum:        _______%

[X ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds (Effective) Rate
                  [  ]  Federal Funds (Open) Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  EURIBOR
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        8.25% times the Index

Maximum Rate:                   Not applicable

Minimum Rate:                   0%

Index: The number of calendar days in each quarterly period on which the difference of the 30-Year CMS Rate minus the 2-Year CMS Rate is equal to or greater than 0, divided by the total number of calendar days in each such quarterly period. See "Risk Factors" below for certain relevant considerations.

Interest Payment Dates:         Each December 23, March 23, June 23, and
                                September 23, commencing on December 23, 2005, subject to Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

30-Year CMS Rate:               For any calendar day, the rate that appears on
                                the Accrual Determination Date for such
                                calendar day on Reuters Screen ISDAFIX1 under the heading "30YR" as of 11:00 a.m., New York city time. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

2-Year CMS Rate:                For any calendar day, the rate that appears on
                                any Accrual Determination Date for such
                                calendar day on Reuters Screen ISDAFIX1 under the heading "2YR" as of 11:00 a.m., New York city time. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

                                "USD-CMS-Reference Banks" on any Accrual
                                Determination Date will be the rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York city time on such Accrual Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360. day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, one of the lowest).

                                "Reference Banks" means five leading swap dealers in the New York city interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

                                "Designated Maturity" means 30 years or 2 years, as the case may be.

                                "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

Accrual Determination Date:     With respect to each day that is a New York and
                                London business day and does not occur during a Suspension Period, that day. With respect to each day that is not a New York or London business day and does not occur during a Suspension Period, the last preceding New York and London business day. With respect to each day during a Suspension Period, the day that is the fifth New York and London business day prior to the relevant Interest Payment Date.

Suspension Period:              The period beginning on the fifth New York and
                                London business day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:                       [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            The Notes may be redeemed prior to Stated
                                Maturity at the option of Lehman Brothers
                                Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest
                                Payment Date, commencing on December 23, 2005.
                                Notice of redemption will be given not less than five New York and London business days prior to the redemption date.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. Investors should also consider the risk that the difference of the 30-Year CMS Rate minus the 2-Year CMS Rate, determined on a daily basis, may be less than zero on one or more New York business days during the applicable period, in which event no interest will accrue for the related days during the period. To the extent that this difference becomes less than zero, or the market perceives that the risk of this occurring increases, the trading price of the Notes will be adversely affected.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of the 30-Year CMS Rate and the 2-Year CMS Rate, the method of calculating the 30-Year CMS Rate and the 2-Year CMS Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 30-Year CMS Rate and the 2-Year CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table sets forth the historical differences of the 30-Year CMS Rate minus the 2-Year CMS Rate since September 23, 1992:


Date               30-Year CMS minus       Date              30-Year CMS minus
                   2-Year CMS (%)                            2-Year CMS (%)

September 23, 1992      3.637000           March 23, 1999         0.746540
December 23, 1992       2.843000           June 23, 1999          0.758420
March 23, 1993          3.502000           September 23, 1999     0.808680
June 23, 1993           3.057723           December 23, 1999      0.549550
September 23, 1993      2.663800           March 23, 2000         0.104180
December 23, 1993       2.574600           June 23, 2000          0.074810
March 23, 1994          2.176600           September 25, 2000     0.263880
June 23, 1994           1.801100           December 26, 2000      0.439520
September 23, 1994      1.583500           March 23, 2001         1.294410
December 23, 1994       0.199000           June 25, 2001          1.847000
March 23, 1995          0.933500           September 24, 2001     2.595230
June 23, 1995           1.189500           December 24, 2001      2.602260
September 25, 1995      0.985100           March 25, 2002         2.167800
December 26, 1995       0.980300           June 24, 2002          2.640800
March 25, 1996          1.122500           September 23, 2002     2.782910
June 24, 1996           0.955100           December 23, 2002      3.172060
September 23, 1996      0.992900           March 24, 2003         3.252220
December 23, 1996       0.919400           June 23, 2003          3.329640
March 24, 1997          0.779000           September 23, 2003     3.461120
June 23, 1997           0.714550           December 23, 2003      3.119710
September 23, 1997      0.597490           March 23, 2004         3.163400
December 23, 1997       0.264270           June 23, 2004          2.587070
March 23, 1998          0.410240           September 23, 2004     2.235260
June 23, 1998           0.226760           December 23, 2004      1.821850
September 23, 1998      0.883220           March 23, 2005         1.103980
December 23, 1998       0.652200           June 23, 2005          0.705413


The Index is based on the number of calendar days in each quarterly period on which the 30-Year CMS Rate minus the 2-Year CMS Rate is greater than 0. Historically, the 30-Year CMS Rate has never been lower than the 2-Year CMS Rate. The historical experience of the 30-Year CMS Rate minus the 2-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate minus the 2-Year CMS Rate during the term of the Notes.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes.

Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations.


SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the Prospectus.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agents that they may make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has represented and agreed that:

* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the prospectus supplement, the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.